UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON MINING INC. WESTERN WAGE AGREEMENTS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation

6001 Bollinger Canyon Road

San Ramon, CA 94583

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 25, 2012	/s/ Kari H. Endries
Chevron Mining Inc., Plan Administrator
By: Kari H. Endries, Vice President and Assistant Secretary, Chevron Mining Inc.

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm, dated June 19, 2012.

2	Financial Statements of the CMI Western Wage Agreements 401(k) Plan for the fiscal year ended December 31, 2011, prepared in accordance with the financial reporting requirements of ERISA.